Heath D. Linsky
404-504-7691
hdl@mmmlaw.com
www.mmmlaw.com
August 20, 2009
VIA EDGAR
Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20002

Re:	Grubb & Ellis Healthcare REIT II, Inc. Request for Acceleration File No. 333-158111
Ladies and Gentlemen:
     On behalf of Grubb & Ellis Healthcare REIT II, Inc. (the “Company”), enclosed for filing is the Company’s request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), for the acceleration of the effectiveness of its Registration Statement on Form S-11 (File No. 333-158111) under the Act to immediate effectiveness on Monday, August 24, 2009 at 2:00 p.m. Eastern Daylight Time or as soon thereafter as is practicable.
     If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7691 or Lauren B. Prevost, Esq. at (404) 504-7744.
Sincerely,
MORRIS, MANNING & MARTIN, LLP
/s/ Heath D. Linsky
Heath D. Linsky

cc:	Andrea R. Biller, Esq. Cora Lo, Esq. Lauren B. Prevost, Esq.

1551 N. Tustin Avenue, Suite 300
Santa Ana, CA 92705
714.667.8252 main
714.667.6860 fax
August 20, 2009
VIA EDGAR
Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20002

Re:	Grubb & Ellis Healthcare REIT II, Inc. Request for Acceleration File No. 333-158111
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Grubb & Ellis Healthcare REIT II, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-158111) to immediate effectiveness on Monday, August 24, 2009 at 2:00 p.m. Eastern Daylight Time or as soon thereafter as is practicable.
     The Company acknowledges that, should the Commission or the staff, acting through delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting through delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please call me at (714) 667-8252.
Sincerely,
Grubb & Ellis Healthcare REIT II, Inc.
/s/ Andrea R. Biller
Andrea R. Biller

Secretary and Executive Vice President

cc:	Cora Lo, Esq. Lauren B. Prevost, Esq. Heath D. Linsky, Esq.